12th March 2010
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re:	Cistera Networks, Inc, Item 4.02 Form 8-K Filed March 5th, 2009 File No. 000-17304
Dear Morgan Youngwood,
     The following responses to your comment letter of March 11th, 2010 (the “Comment Letter”) are submitted on behalf of Cistera Networks, Inc., a Nevada corporation (the “Company”), in connection with the above referenced filings.
General
Comment 1
Please revise to disclose the date that you concluded your financial statements should not be relied upon and include a state of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filings.
Response
The Item 8K 4.02 has been amended and will be re-filed.
The Company acknowledges that:
*	It is responsible for the adequacy and accuracy of the disclosures in its filings;

*	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If any member of the staff has any questions concerning the Company’s responses or the Amendment, he or she should contact Shane Jorgenson at (972) 381-4697.
Yours Sincerely,

By:	/s/ Gregory Royal

GREGORY ROYAL
CHIEF EXECUTIVE OFFICER